787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

April 30, 2013

Via EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Strategic Income Opportunities Portfolio File Nos. 333-142592 and 811-22061 Post-Effective Amendment No. 106

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 17, 2013 regarding Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 108 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Strategic Income Opportunities Portfolio (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

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Comment 1:	Disclose that the fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the controlled foreign corporation (“CFC”).

Response:	The Registrant confirms that the Fund complies with the provisions of the 1940 Act governing investment policies under Section 8 on an aggregate basis with the CFC. The Fund discloses that the CFC is subject to the same investment policies and restrictions as the Fund in the “Details About the Fund – How the Fund Invests – Principal Investment Strategies” section of the Fund’s prospectus and the “Investment Objectives and Policies – Investments in the Subsidiary” section of the Fund’s Statement of Additional Information (“SAI”). The Fund discloses its investment policies regarding the items addressed by Section 8 under the “Fund Overview – Principal Investment Strategies of the Fund,” and “Details About the Fund – How the Fund Invests – Principal Investment Strategies” sections of the Fund’s prospectus and the “Investment Objectives and Policies,” “Investment Restrictions” and “Additional Information – Portfolio Turnover” sections of the Fund’s SAI.

The Registrant confirms that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with the CFC. The section of the Fund’s prospectus entitled “Details About the Fund – How the Fund Invests – Principal Investment Strategies” contains disclosure to this effect.

Comment 2:	Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response:	For administrative and other reasons, BlackRock Advisors, LLC (the “Adviser”) and the CFC are parties to an investment advisory agreement (the “Investment Advisory Agreement”), and certain affiliates of the Adviser are parties to separate sub-advisory agreements with the CFC (together with the Investment Advisory Agreement, each, an “Advisory Contract”). Under the current facts where the Adviser and its affiliates (i.e., the adviser or sub-adviser of the Fund, as applicable) also manage the assets of the CFC, we take the position that the Advisory Contracts do not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Advisory Contracts were nonetheless structured to include a contractual provision that, after an initial two-year period, subjects the Advisory Contracts to the approval of the CFC’s board and the Fund’s board (including a majority of the Fund’s non-interested trustees) on an annual basis. The Fund discloses the existence of the Advisory Contracts in the “Investment Objectives and Policies – Investments in the Subsidiary” section of the Fund’s SAI.

In response to the Staff’s request, the Advisory Contracts will be included as exhibits to the Fund’s registration statement.

Comment 3:	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response:	The Registrant confirms that the CFC complies with the provisions relating to affiliated transactions under Section 17 and the rules thereunder, including those under Section 17(f) relating to custody. The “Details About the Fund – How the Fund Invests – Principal Investment Strategies” section of the Fund’s prospectus discloses that “[t]he [CFC] is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the [Registrant].” The Bank of New York Mellon is the custodian of the Fund and the CFC. The Fund discloses that the CFC has entered into a separate custodian agreement with the same custodian as the Fund in the “Investment Objectives and Policies – Investments in the Subsidiary” section of the Fund’s SAI.

Comment 4:	Disclose: (1) whether the fund has received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response:	The Fund has not received a PLR from the IRS. The Fund has received advice from counsel that income and gains to be derived by the Fund and its investment in the CFC should constitute qualifying income to the Fund as a regulated investment company under the Internal Revenue Code of 1986, as amended. The Fund discloses the tax implications of its investment in the CFC in the “Investment Objectives and Policies – Investments in the Subsidiary” section of the Fund’s SAI.

Comment 5:	Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response:	The Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the

CFC. The “Details About the Fund – How the Fund Invests – Principal Investment Strategies” section of the Fund’s prospectus discloses that “. . . BlackRock, in managing the [CFC’s] portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund. . . .” The “Investment Objectives and Policies – Investments in the Subsidiary” section of the Fund’s SAI discloses that “. . . the [CFC] will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the [Registrant].”

Comment 6:	Confirm that the financial statements of the CFC will be consolidated with those of the fund.

Response:	The CFC’s financial statements are consolidated with the Fund’s financial statements, which are included in the Fund’s annual and semi-annual reports to Fund shareholders. The “Details About the Fund – How the Fund Invests – Principal Investment Strategies” section of the Fund’s prospectus and the “Investment Objectives and Policies – Investments in the Subsidiary” section of the Fund’s SAI discloses that “The financial statements of the [CFC] will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.”

Comment 7:	Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the fund’s registration statement.

Response:	The Registrant confirms that:

(1) the CFC’s expenses are included in the Fund’s prospectus fee table;

(2) the CFC and its board of directors will agree to designate an agent for service of process in the United States;

(3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff; and

(4) the CFC’s board of directors will sign the Fund’s Registration Statement separately in their capacities as trustees of the Registrant and as directors of the CFC.

With respect to item (4), although the CFC’s board of directors will sign the Fund’s registration statement, the Fund respectfully submits that the CFC should not be required to sign the Fund’s registration statement. The CFC is wholly-owned and controlled by the Fund and was established as a means for the investment of the Fund’s assets in commodity-related instruments. The CFC is treated as a separate corporation for tax purposes. Investing in commodity-related instruments through the CFC is necessary to provide the Fund with exposure to investment returns of commodities within the limitations of Subchapter M of the Internal Revenue Code of 1986, as amended.

In the master-feeder context, the SEC has required the master fund to sign the registration statement of the feeder fund based on a co-issuer rationale pursuant to Rule 140 under the Securities Act. (See, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management (1992)). This rationale should not apply to the Fund or its CFC. In a master-feeder structure, the feeder fund invests all of its assets in the master fund but may not wholly own the master fund — often the feeder is not the sole feeder into the master. Because the master fund is not required to register under the Securities Act, the SEC has viewed the master fund as the co-issuer of the feeder fund’s securities in accordance with Rule 140, and, as co-issuer, the master fund has been required to sign the feeder fund’s registration statement. In the master-feeder context, the feeder is investing in the master in lieu of investing in a portfolio of securities. In the Fund’s situation, it is investing in the CFC as a means of investing in a portfolio of securities which it could not do otherwise without adverse tax consequences.

Rule 140, which is commonly known as the “co-issuer” rule, addresses the situation in which a person purchases the securities of an entity and sells its own securities to the public and thus could be regarded as being engaged in a distribution of that entity’s securities. That is not the case here. The Fund has acquired the securities of the subsidiary not with a view to their distribution but rather to create an entity under its control for the purpose of making investments in commodity-related instruments which the Fund cannot do itself without adverse tax consequences.

In a series of no-action letters, [1] the SEC, among other things, found that the investment in a foreign subsidiary by a registered investment company was not an indirect offering of the subsidiary’s shares in the United States in violation of Section 7(d) of the 1940 Act and further concurred that the subsidiary would not be required to register as an investment company. Pursuant to the facts set forth in the no-action letter issued to South Asia Portfolio (the “Portfolio”), the Portfolio had established a wholly-owned subsidiary for the purpose of investing in India. The Commission granted its no action position based on the Portfolio’s being the sole beneficial owner of the subsidiary, the Portfolio’s control of the

[1]	See, South Asia Portfolio (pub. avail. March 12, 1997); Templeton Vietnam Opportunities Fund, Inc (pub. avail. September 10, 1996); The Spain Fund, Inc (pub. avail. May 28, 1988); and Thai Fund, Inc. (pub. avail. Nov. 30, 1987). In those letters, the staff took a no-action position where the parties requesting relief stated that the subsidiaries should not be viewed as investment companies for purposes of Section 12(d)(1) and that the offering by the funds did not constitute an offering by the subsidiaries in violation of Section 7(d).

decision making process of the subsidiary, and the fact that the creation of the subsidiary would not result in the potential abuses that Section 7(d) was designed to address. The offering of the Portfolio’s shares would continue to have all the characteristics of an offering of a U.S. investment company and was not a direct or indirect offering by a foreign investment company. We submit that this is the situation here and that it is not appropriate to require the CFC, a wholly-owned subsidiary that is established as a means for the investment of the Fund’s assets in commodity-related instruments, to sign the Fund’s registration statement as a co-issuer of the Fund’s securities.

* * * * * * * * * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8611 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Elizabeth G. Miller

Elizabeth G. Miller

cc:	Ben Archibald, Esq.
Gregory Daddario, Esq.
Maria Gattuso, Esq.

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